Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

                               September 2, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                 Re: Guggenheim Defined Portfolios, Series 811
                              File No. 333-175766
Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 811 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 8, 2011 or as soon thereafter as possible.

                     Very truly yours,

                     Guggenheim Defined Portfolios, Series 811

                     By: Guggenheim Funds Distributors, Inc.


                     By: /S/ Kevin Robinson
                         Kevin Robinson
                         Senior Managing Director, General Counsel and Secretary